PAPAYA GROWTH OPPORTUNITY CORP. I

2201 Broadway, #750

Oakland, CA 94612

January 12, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Cheryl Brown

Re:	Papaya Growth Opportunity Corp. I
Registration Statement on Form S-1, as amended
Filed November 24, 2021
File No. 333-261317

Dear Ms. Brown:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Papaya Growth Opportunity Corp. I hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on January 13, 2022, or as soon as thereafter practicable.

Very truly yours,

/s/ Clay Whitehead
Clay Whitehead
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP